KPMG LLP
Suite 260
40 West Broad Street
Greenville, SC 29601-2610

March 8, 2016

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Delta Apparel, Inc. and, under the date of December 15, 2015, we reported on the consolidated financial statements of Delta Apparel, Inc. as of and for the years ended October 3, 2015 and September 27, 2014 and the effectiveness of internal control over financial reporting as of October 3, 2015. On March 4, 2016, we were dismissed. We have read Delta Apparel, Inc.'s statements included under Item 4.01 of its Form 8-K dated March 4, 2016, and we agree with such statements, except that we are not in a position to agree or disagree with Delta Apparel, Inc.'s statements in Item 4.01(b).

Very truly yours,

KPMG LLP